Shake Up Cocktails



LETTER ⌄

Dear investors,

We expected 2025 to be our growth year but several headwinds have pushed that back to 2026. We now have the foundation in place for growth. Including:New + larger distributor focusPrograms at Kroger, IMS, Total WineDirect to Consumer event sales across the stateCo-pack canning for other brandsDelta 9 is taking off in a way we didn't expectWe're targeting 600-700K in revenue here in 2026, which is very attainable.

We need your help!

New Accounts — Know any bar/restaurant owners or buyers? How about an event organizer? Let's introduce Shake Up into these potential new accounts.



Kroger — Once we're live in Kroger, please buy some Shake Up there. If we hit the mark they will launch us in OH or KY next to expand regionally.
Share with Friends at Spring Events — If you need samples let us know and we'll get you some to share at parties and with family.

Sincerely,

Dan Fahrner

CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

Kroger selected us for their spring/summer planogram across IN. Our store count is increasing about 150% starting March 2026.

The largest PE firm in Bev-alc, InvestBev, selected us as the winner of their fall accelerator program.

We have finalized an agreement to join the Reyes Distribution Network in IN.

☹ The Bad

30% of our fundraise was frozen by Governor Braun until fall of 2025.

Our IN distributor took on Jack Daniels, Jose Cuervo. Sales dropped 40% due to the focus on those brands.

Through half of 2025 we were able to reduce our margins but some costs have caught up with us due to tariffs and inflation.

2025 At a Glance

January 1 to December 31



$342,183 [14%]
Revenue



-$494,472
Net Loss



$62,934 +60%
Short Term Debt



$658,600
Raised in 2025



$101,541
Cash on Hand







INCOME BALANCE NARRATIVE

Revenues
Profit
$397,200
-$235,129
$342,183
-$494,472
2024
2025

Net Margin: -145% Gross Margin: 55% Return on Assets: -82% Earnings per Share: -$4.94

Revenue per Employee: $114,061 Cash to Assets: 17% Revenue to Receivables: ~ Debt Ratio: 57%

GAAP_Financial_Statements_2025.pdf

document_5.pdf

Shake_Up_2024_Financials.pdf

We ❤ Our 86 Investors

Thank You For Believing In Us

Jake Budler	Ross Blauvelt	Kimberly T Kirts	Angela Coppola	Jeremy S. Miller	Casey Springer
Charalyn Beth Bowling	Adrian Gaeta	Sara White	George Turkette	Kourtney Collier	Gabe Rios
Jay Ferguson	Nora Spitznogle	Jere Krueger	Matt Rush	Matt Cooper	Nicholas Schafer
Nicholas Koon	John Ferguson Jr	Matt Judge	Tiffany Sanders	Mary Ann Morgan-Cox	Christina Morey
Amy Blevins	Minissa Dent	Chad Gilvin	Shaun Hughes	Paul White	Michael Burroughs
Kris Holland	Bob Oeth	Patrick Berger	Andrew Hughes	Ginger Lippert	Ashley Collier
Jim Baker	Kathryn Sullivan	Kate Scott And Steve...	Emma Clust	Chantel Colavecchia	Elizabeth Caudle
Chanelle True	Veronica Lorenzen	Breanna Elzer	Jana Jordan	Meagan Havlik	Natalie Para
Stephanie Boylan	Mackenzie Edge-Reetz	Cory Berg	Alyssa Hyndman	Katie White	Don Lloyd
Dave Buell	Angela Smail	Sarah Nieman	Juliana Silva	Julia Ramsey-Tharp	Alicia Strong
Sue Shanahan	Sara Chestnut	Pegg Kennedy	Charlotte Charlotte	Jesse Jesse	Katie Lennox-Philibeck
Joseph Ball	Laura Fahrner	Danielle Scheumann	Cody Santangelo	Benjamin Uelk	Paul Bacardi Smith
Sarah Sandquist	Christina Albertin	Aryn C (Amichcoo)	Paul Sciortino	Heather Harper	Sheila Walkup
Sara Judith Ronan	Christopher Hartley	Kevin Quinn	Erin Ebert	Samantha Wolfe-...	Keith Shininger

Thank You!

From the Shake Up Cocktails Team



Jamie Fahrner

COO

Superpower: natural seller that makes buyers feel heard & admired



Dan Fahrner **in**

CEO

Superpower: building marketing buzz with a target audience





Nick Traeger

Chief Production Officer

Superpower: hyper efficiency + king of flavor development

Details

The Board of Directors

Director	Occupation	Joined
Daniel Fahrner	CEO @ Hi & Mighty Distillery	2020

Officers

Officer	Title	Joined
Jamie Fahrner	COO	2020
Daniel Fahrner	Manager	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Daniel Fahrner	44,600 Founder Common Units. Daniel's wife, Jamie Fahrner holds 14,750 Profits Interest Units (14.75%). This gives them a combined 59.35% voting power.	44.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

03/2022	$227,763	Investor Common Units	Section 4(a)(2)
03/2023	$350,000		Other
03/2023	$21,000		Other
12/2023	$85,000		Section 4(a)(2)
04/2024	$70,000		Other
08/2025	$535,000		Section 4(a)(2)
11/2025	$123,600		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/27/2025	$535,000 ❓	8.0%	20.0%	$2,500,000	12/16/2027 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Flagship Enterprise Center Inc	03/14/2023	$350,000	$260,832 ❓	11.5%	04/01/2030	Yes
Huntington	03/17/2023	$21,000	$20,865 ❓	9.5%	03/05/2028	Yes
WebBank	04/05/2024	$70,000	$23,095 ❓	18.02%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Founder Common Units	44,600	44,600	Yes
Investor Common Units	25,900	25,900	Yes
Profits Interest Units	29,500	29,500	Yes

Warrants: 0
Options: 0

Form C Risks:

The company's success depends on its ability to develop and sell popular products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company is unable to forecast its revenues accurately. Operating results may be subject to fluctuations.

The company competes in a very competitive market with well-known, established companies.

The company is subject to general business regulation and federal, state and local laws for alcohol.

The failure to establish and maintain key relationships or contracts could have a material adverse effect on its success.

We face seasonal sales patterns that may create uneven cash flows. Our branding and flavor profile are strongly tied to summertime and fair culture, which may drive seasonal spikes in demand but slower sales during fall and winter months. These fluctuations could strain working capital and require careful liquidity management.

We are a young company with limited operating history and face execution risks as we scale. Shake Up launched in 2022, and our track record is limited. We may not have fully tested our production capacity, pricing strategy, or customer acquisition costs at scale. Mistakes in demand forecasting, supply chain management, or quality control could damage brand reputation and limit profitability.

Our reliance on key ingredients exposes us to agricultural price volatility and supply chain disruptions. Our products depend on consistent access to citrus, sugar, and quality spirits. Fluctuations in agricultural commodity prices, climate-related crop disruptions, or supply shortages could increase costs or impair our ability to meet demand.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a

Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are

unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $2,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then

outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hi and Mighty LLC

Indiana Limited Liability Company
Organized January 2020
3 employees
4022 Ruckle Street
Indianapolis IN 46205 https://drinkshakeup.com/

Business Description

Refer to the Shake Up Cocktails profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Shake Up Cocktails is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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